United Rentals, Inc.
100 First Stamford Place
Suite 700
Stamford, CT 06902
Telephone: 203 622 3131
203 622 6080
unitedrentals.com
February 27, 2014
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549
Attention:        John Cash
                        Branch Chief

RE:      United Rentals, Inc.
            United Rentals (North America), Inc.
            Forms 10-K for the year ended December 31, 2013
            Filed January 22, 2014
            File Nos. 1-14387 and 1-13663
Ladies and Gentlemen:
Set forth below are the Company’s responses to the comment letter dated February 18, 2014 received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). The Staff’s comments have been restated below in their entirety. The Company’s responses follow each such comment.
Form 10-K for the year ended December 31, 2013

Notes to the Consolidated Financial Statements

Revenue Recognition, page 52

1. We note your disclosure on page 26 which indicates that equipment rental revenue also includes related revenues such as the fees you charge for equipment delivery, fuel, repair or maintenance of rental equipment and damage waivers. With a view towards future disclosure, please tell us whether you record revenue for such items ratably over the contract term or when the services are performed. In addition, please also expand your disclosure to address fees charged for return delivery.

Response

The Company acknowledges the Staff’s comment and will enhance our disclosures in future Form 10-K filings to explain how our ancillary revenue is recognized. In our current disclosure, we note that equipment rental revenue includes related revenues such as fees we charge for equipment delivery, fuel, repair or maintenance of rental equipment and damage waivers. In future filings, we expect to provide substantially the following disclosure which more accurately reflects the types of ancillary revenue, and includes explanations of how and when such revenue is recognized:

Equipment rentals include our revenues from renting equipment, as well as revenue related to the fees we charge customers: for equipment delivery and pick-up; to protect the customer against liability for damage to our equipment while on rent; and for fuel.1 Collectively, these "ancillary items" represent about 11 percent of our total equipment rental revenue. Delivery and pick-up revenue, which represents about seven percent of equipment rental revenue, is recognized when the service is performed. Customers have the option of purchasing a damage waiver when they rent our equipment to protect against potential loss or damage; we refer to the fee we charge for the waiver as Rental Protection Plan (or "RPP") revenue. RPP revenue, which represents about two percent of equipment rental revenue, is recognized ratably over the contract term. Fees related to the consumption of fuel by our customers are recognized when the equipment is returned by the customer (and consumption, if any, can be measured).

Supplementally, we are providing a more detailed summary of 2013 ancillary revenue below. In the disclosure above, we only included the relative size of delivery and RPP revenue, as we do not believe that the other items are material.

	Ancillary	Total Rental
Total $ million	468	4,196
Ancillary % total	11.2%
	% Total	% Total
Delivery and pick-up	61.0%	6.8%
RPP	18.5%	2.1%
Fuel	8.3%	0.9%
Other	12.2%	1.4%
	100.0%	11.2%

2. Please explain why you do not present the revenues associated with repair and maintenance of your equipment rentals as part of your “Service and other revenues.”

Response

The Company acknowledges the Staff’s comment and notes that service and other revenues include fees we charge third parties for repair and maintenance services we provide to their (not the Company’s) equipment. In future filings, we expect to enhance our existing disclosure as follows: (the change from the 2013 Form 10-K disclosure is bracketed): “Services and other revenues primarily represent our revenues earned from providing repair and maintenance services [on our customers’ fleet] (including parts sales).” These revenues are separate and distinct from the fees we charge our rental customers for RPP or actual damage to our fleet while on rent.2 We believe that presentation of third party equipment repair revenue separate from equipment rental revenue is consistent with S-X Rule 5-03.1.

3. Please provide us with your disclosure enhancements as part of your response.

Response

The Company acknowledges the Staff’s comment and notes that the disclosure enhancements are included in responses 1 and 2 above.
____________________

1.
As part of our ongoing operations, we routinely incur expenses (parts and labor) related to the repair and maintenance of our rental fleet. These repair and maintenance costs are included in cost of equipment rentals, excluding depreciation.

2.	The costs we incur in connection with repairing third party fleet (parts and labor) are included in cost of service and other revenues.

Advertising Expense, page 52

4. Please tell us and revise future filings to explain the nature of your advertising programs which result in “qualified advertising reimbursements.” It appears these reimbursements essentially eliminate your advertising costs and it is unclear how such an arrangement might be structured, including who the counterparties might be to these arrangements and why they would have an interest in reimbursing the company for its advertising costs.

Response

The Company acknowledges the Staff’s comment and will revise our future Form 10-K filings to explain "qualified advertising reimbursements."

Certain of our vendor agreements include provisions whereby the vendor/supplier/manufacturer (generally such agreements are with suppliers of large rental equipment) agrees to reimburse us for specific, incremental and identifiable advertising costs (that is, the reimbursement is not based only on purchase volume).3 The key elements of our vendor agreements are as follows (excerpts are from a contract with one particular vendor (“Vendor A” in the accounting illustration below), however, the language is consistent with the language in contracts with other vendors):

•
“Marketing allowance” is specifically defined in the contracts as “reimbursement by Supplier of costs incurred by Company in marketing Products for sale and/or rental including, but not limited to, production of Company’s catalog, yellow pages advertising, sales collateral (brochures, flyers, sales presentations), in-store displays and advertising (print, radio and TV).”

•	The contracts note the basis for calculating the marketing allowance: “Supplier will provide a 5% Marketing Allowance for Company for all equipment purchases from Supplier in 20XX.”

•	Volume discounts are also defined in the contracts: “After $58,000,000 of purchases are achieved, Supplier agrees to provide the following volume discounts to Company: $7-16M- 1%, $17-26M- 1.5%, ...”

We believe that the “marketing allowance” as defined above meets the criteria for accounting as a reduction of cost per ASC 605-50-45-13 (“A reimbursement of costs incurred by the customer to sell the vendor's products, in which case the cash consideration shall be characterized as a reduction of that cost when recognized in the customer's income statement”). As such, the marketing allowances we receive are recorded as a reduction of selling expenses, provided that the total marketing allowances received do not exceed the total applicable expenses we incur. Any marketing allowances in excess of the total we spend is treated as a volume discount and recorded as a reduction of the basis of the equipment.

An illustration of the accounting, using the contract terms above, is as follows:

•	We spend $8M in 2014 on yellow pages, catalogs and other advertising expenses per the marketing allowance definition above

•	We purchase $70M from Vendor A

•	Vendor A owes us $3.5M ($70M X 5%) of marketing allowances, with the full amount recorded as a reduction of selling expenses as it is less than the total spend of $8M

•	There are $12M of purchases beyond the $58M threshold noted in the contract. These are eligible for a volume discount of 1% ($120K) which would be treated as a reduction in the basis of the equipment
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3.
We believe that vendors have an incentive to reimburse us for advertising costs for the following reason: If the advertising is effective in promoting rental activity, it will (all else being equal) increase our equipment utilization. To the extent our utilization is favorably impacted, it increases the likelihood that we may need to purchase more equipment (from the vendor) to meet actual or anticipated customer demand.

In future filings, we expect to provide substantially the following disclosure explaining the qualified advertising reimbursements (the change from the 2013 Form 10-K disclosure is bracketed):

Advertising Expense

We promote our business through local and national advertising in various media, including trade publications, yellow pages, the Internet, radio and direct mail. Advertising costs are generally expensed as incurred. Advertising expense, net of qualified advertising reimbursements, was $0 for each of the years ended December 31, 2013, 2012 and 2011.

[We receive reimbursements for advertising that promotes a vendor’s products or services. Such reimbursements that meet the applicable criteria under U.S. generally accepted accounting principles (“GAAP”) are offset against advertising costs in the period in which we recognize the incremental advertising cost. The amount of qualified advertising reimbursements that reduced advertising expense was $15, $13 and $7 for the years ended December 31, 2013, 2012 and 2011, respectively.]

4. Segment Information, page 56

5. It appears to us that you aggregate 12 operating segments into your General Rentals reportable segment. Please demonstrate to us how you determined aggregation is appropriate and complies with ASC 280-10-50-11. We note we previously commented on this issue in connection with our review of your Form 10-K for fiscal year 2008. We also note since that time the number of your operating segments has increased from nine to twelve and you have consummated the acquisition of RSC which has had a substantial impact on your operations. Please ensure your assessment provides a specific and comprehensive discussion of the similar economic characteristics of each operating segment during each period presented and addresses your expectations for convergence. Given your margins have not converged over the five year period discussed in your filing; it is unclear to us why you have not disaggregated the regions into separate reporting segments.

Response

While our regions have been realigned (resulting in the increase to twelve general rentals’ regions/operating segments) since the previous review of our Form 10-K for fiscal year 2008, we believe the prior response we provided addressing economic similarity and the aggregation criteria per ASC 280-10-50-11 remains true, and we believe that aggregation is appropriate for the following reasons:

•
Aggregation of the regions is consistent with the “management approach” articulated in ASC 280; that is, reporting on this basis is consistent with what is used internally when making operating decisions and assessing performance.

•
Each region offers similar types of equipment for rent. Specifically, we note that each region includes the rental of general construction and industrial equipment; aerial work platforms such as scissor lifts and boom lifts; and general tools and light equipment, with a variation in mix. Additionally, each region is engaged in the sale of new and used equipment as well as the sale of contractor supplies.

•
Each region includes the following customer types: construction companies that use equipment for constructing and renovating commercial buildings, warehouses, industrial and manufacturing plants, office parks, airports, residential developments and other facilities; industrial companies-such as manufacturers, chemical companies, paper mills, railroads, ship builders and utilities-that use equipment for plant maintenance, upgrades, expansion and construction; municipalities that require equipment for a variety of purposes; and homeowners and other individuals that use equipment for projects that range from simple repairs to major renovations, with a variation in mix. Additionally, our National Account customers, which have been a focus of our business in recent years, participate in all of our regions.

•	The method used to deliver our rental equipment, which is principally “in-sourced hauling,” is consistent across these regions.

•	With respect to whether the aggregated regions have similar economic characteristics, we note the following:

◦	Each region’s business is capital intensive, requiring large capital investments for new equipment purchases which are managed on a regional basis;

◦
Each region is subject to similar competitive risks. For instance, each region generally competes with small, independent businesses, regional competitors, public companies or divisions of public companies and equipment vendors and dealers;

◦	Each region is subject to similar competitive operating risks. For instance, demand for our equipment is cyclical and varies with the level of non-residential construction spending;

◦
With respect to financial performance measures, please note the following: the Form 10-Q for the quarter ended March 31, 2013 was the first reported period after the most recent region realignment. The high and low margin regions reported in the Form 10-Q for the quarter ended March 31, 2013 were Western Canada and the Southeast, respectively, and their rental gross margins varied by 29 percent and 23 percent, respectively, versus the aggregated general rentals’ regions for the five year period through March 31, 2013. Western Canada and the Southeast remained the high and low regions for the five year period through December 31, 2013, however the reported margin variance versus the aggregated general rentals’ regions decreased to 22 percent and 17 percent, respectively.[4] When the individual years in the reported five year period ended December 31, 2013 are reviewed (see table below), both regions show significant variances (from 27 percent to 42 percent) in 2009 and 2010, and smaller variances in the more recent years. As noted in the Form 10-K, the largest variance (Western Canada) from the aggregated general rentals' regions margin was 14 percent for 2013. The Southeast region's variance from the aggregated general rentals' regions margin was only 4 percent for 2013. As noted in the Form 10-K, the margins for the five year period ended December 31, 2013 include the significant impact of the economic downturn in 2009 that impacted all our regions, and we believe that the margin summary by year below indicates the impact of the downturn (which also impacted 2010, though 2010 isn't specifically noted in the Form 10-K). The margin summary below also includes the forecasted margin variances for 2014 and for the five year period including forecasted 2014, and we believe the 2014 forecast also reflects continued convergence. While the margin variances for the five year period discussed in the Form 10-K are not within the 10 percent threshold, we believe that the margin summary below does indicate convergence though the larger variances in the earlier years continue to impact the five year margins.

	2009	2010	2011	2012	2013	5 years	2014 forecast	5 years through 2014 forecast
Western Canada	41.7%	31.2%	20.7%	21.9%	13.9%	22.4%	15.6%	18.7%
Southeast	(40.3)%	(27.0)%	(22.2)%	(15.4)%	(3.7)%	(17.2)%	(5.5)%	(11.3)%

◦
Given the cyclical nature of the construction industry and the historic margin variances at our regions, we expect that there will always be regions with variances outside the 10 percent threshold though we expect that the largest variance with convergence could be in the 10 to 15 percent range. We also expect that the regions outside the 10 percent threshold will fluctuate (for example, as reported in the Form 10-Q for the quarter ended June 30, 2012, the high margin region for the five year period was the Northeast, while in the Form 10-K for fiscal year 2012, the high margin region was the South. These 2012 periods were used in this example because they were not impacted by a realignment). Because we expect convergence to within a 10 to 15 percent range, and because the regions that potentially fall outside the range can fluctuate from period to period, we do not believe
____________________

4.
The reasons that these two regions’ margins fluctuated from the aggregated general rentals' regions margin are disclosed in our 2013 Form 10-K, specifically; Western Canada benefited from strong demand for natural resources which have been more resistant to the economic pressures experienced in other regions, and the Southeast experienced more significant declines in its end markets than the other regions.

that disaggregating any such regions would provide meaningful information to investors. Our periodic reports currently include margin disclosures for the high and low regions, and we believe this provides meaningful information that would not be enhanced by disaggregating such regions. For the five year period through December 31, 2013, the largest margin variance outside of the disclosed high/low regions was 15 percent (for two regions), and the largest variance for the five year period including forecasted 2014 outside of the 19 percent for Western Canada shown above is 13 percent. There could also be further realignments in the future (see below for a summary of the general rentals region structure since the review of our Form 10-K for fiscal year 2008), at which point we would reassess the margins and the expectation of convergence. Moreover, we currently monitor the margin variances and confirm the expectation of future convergence on a quarterly basis.

Report	Count	Regions
2009 10-K	8	Southwest, Gulf, Northwest, Southeast, Midwest, East, Northeast Canada and Aerial West
2011 10-K	7	Southwest, Gulf, Northwest, Southeast, Midwest, East, and Northeast Canada
2012 10-K	12	Eastern Canada, Gulf South, Industrial, Mid-Atlantic, Mid-Central, Midwest, Mountain West, Northeast, Northwest, South, Southeast and Southwest
2013 10-K	12	Eastern Canada, Gulf South, Industrial, Mid-Atlantic, Mid-Central, Midwest, Mountain West, Northeast, Pacific West, South, Southeast and Western Canada

Item 9A. Controls and Procedures, page 87

Management’s Report on Internal Control over Financial Reporting, page 88

6. Please revise future filings to clarify the version (1992 or 2013), of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework you utilized when performing your assessment of internal control over financial reporting.

Response

The Company acknowledges the Staff’s comment and will revise our future Form 10-K filings to indicate the version used. For the 2013 10-K, we used the 1992 version. We expect to transition to the 2013 version for the 2014 10-K.

****
The Company has reviewed the Staff’s comment letter and the Company’s responses with its independent auditor. The Company’s auditor has indicated its concurrence with the responses set forth herein.
In addition, in connection with our response to your comments, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; Staff comments, or changes to our disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and, the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions or comments regarding our responses, please contact the undersigned at (203) 618-7103.

Sincerely,

/s/ WILLIAM B. PLUMMER
William B. Plummer
Executive Vice President and Chief Financial Officer

cc:     Mindy Hooker
Kevin Stertzel
Jonathan Gottsegen
John Fahey
Chris Brown